CANNEX SIGNS AGREEMENT TO ACQUIRE 100% OF CALIFORNIA-BASEDJETTY EXTRACTS

Cannex to enter rapidly growing California market with an important and strategic acquisition of a manufacturing, branding and distribution platform in California

VANCOUVER, BC, April 9, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) is pleased to announce that it has signed a binding letter agreement (the “Agreement”) to acquire 100% of Oakland, California-based Ametrine Wellness Inc. dba Jetty Extracts (“Jetty”) (the “Transaction”). Jetty was founded in 2013 and operates a leading cannabis extraction and processing facility in Oakland, California, producing one of the most trusted cannabis extract brands, distributed to over 600 California dispensaries in 2017.

Jetty has a licensed 12,000 sq ft facility in Oakland, California’s “Green Zone” incorporating extraction, manufacturing, product development and administration. Jetty also, through its cannabis distribution license, distributes its own, and others, products throughout the state without a need for a third-party distributor. Founded in San Diego prior to moving to Oakland, Jetty has wide distribution and strong brand recognition throughout the Golden State. According to ArcView Research, California is expected to be one of the world’s largest cannabis markets with up to US$6.5 billion in annual sales by 2020.

Jetty has more than 60 employees, established distribution throughout the state, and marketing and strategic partnerships with PAX, MedMen and Eaze. Since launching PAX era pods in August 2017, Jetty has become the leading PAX supplier, having six of the top ten PAX SKUs sold in California according to the latest BDS Analytics reports. Jetty continues to bring new ideas to the market in both products and outreach. In 2016, Jetty designed and launched the patent-pending Dablicator™, a direct dabbing apparatus with broader applications for micro- dosing in edibles and beverages. With their existing products, and others in development, Jetty is well positioned to expand further into California, as well as nationally and overseas.

Jetty developed, distributes and has a 50% ownership in MindTricksTM, a popular artisan toffee edibles brand, recently featured in Rolling Stone magazine. Additionally, Jetty has innovative collaborations with Stone Brewing Company and Thorn Brewing to develop proprietary cannabis-derived terpene-infused beverages. The Jetty Sushi partnership, brainchild of acclaimed Medi-Chefs Brandon Greenwell and Daniel Robles, is pushing boundaries and perceptions in the recreational cannabis industry.

Jetty also operates the Jetty Shelter Project which provides free cannabis oils to cancer patients and currently serves more than 500 patients across California. Jetty has an apprenticeship program with the Hood Incubator, a community-centered non-profit organization committed to building economic and political power for Black and Brown communities http://www.hoodincubator.org.

“We are excited by this partnership with Cannex, which also has a strong operations and branding background. This transaction will allow Jetty to capitalize on its first-moveradvantage in California and to rapidly expand our brands and operations across the state and beyond,” said Ron Gershoni, Jetty CEO and co-founder. “Cannex and Jetty share common values as innovators, ethical business operators and community members. We are eager to work closely with Cannex to drive Jetty’s aggressive California expansion plans,” continued Gershoni, “and see a wide range of synergies including co-branding, more efficient distribution and opportunities to consolidate the fragmented California market.”

Ron Gershoni is politically active throughout California and is a founding board member of both the California Cannabis Manufacturers Association (CCMA) and Oakland Citizens for Equity and Prosperity (OCEP). Gershoni is a frequent speaker and panellist at industry events including the 2017 MJBiz Conference and will be a panelist at the 2018 Cowen and Company Cannabis Summit on the 9th of April in Los Angeles.

“Cannex is actively engaged in identifying and evaluating a number of strategic acquisitions in California and elsewhere as a part of advancing our multi-state strategy, and we knew immediately that Jetty was the ideal entry point into the large California market,” said Leo Gontmakher, Cannex’s COO. “Our companies share a common vision, have a core focus on extraction and brands with many strategic and operational synergies,” continued Gontmakher. “We look forward to working with Jetty to leverage their California brands and operations, to introducing our leading Washington brands into California and to establishing a dominant position in the rapidly growing California market.”

“The Jetty acquisition is an excellent first step for Cannex as we implement our multi-state strategy,” said Anthony Dutton, CEO of Cannex. “We looked at a wide range of acquisition targets in California but Jetty stood head and shoulders above the rest with its strong operational track record, its core focus on brands and product development, as well as its strong market position in both northern and southern California. We were especially impressed with the Jetty team,” continued Dutton, “and their long-term vision and look forward to working closely with them to position the Cannex platform as a leading competitor in the US and California market.”

Pursuant to the Interim Agreement, the Company will pay to Jetty shareholders total consideration of US$22.5 million in cash and stock, with additional consideration of US$7,500,000 being awarded upon the completion by Jetty of certain mutually-agreed upon performance targets. The initial US$22.5 million consideration will be satisfied by the issuance of US$20 million in Cannex shares (being a combination of common shares and Class A convertible restricted shares) at a price of $1.00 per share and the payment of US$2.5 million in cash upon closing. Upon Jetty meeting the performance milestones, Jetty shareholders will be entitled to additional consideration of US$2.5m in cash and US$5 million in a combination of common and Class A convertible restricted shares. All shares issued in the Transaction will be subject to a statutory Canadian hold-periodof four months and a day from the date of issuance.

The Transaction is subject to a number of conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement (the “Definitive Agreement”) which shall supersede the Agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the Transaction will be completed as proposed or at all.

Pursuant to the terms of the Interim Agreement, the Company has also agreed to fund up to US$5 million of capital expenditures to support Jetty’s growth in California and to fund increased production capacity, inventory, expanded marketing and branding initiatives and for new product development. Prior to closing the Transaction, Cannex will fund US$2.5 million of capital expenditures by issuing to Jetty an interest bearing secured 30-month convertible note (the “Convertible Note”). The funding of the Convertible Note is subject to customary due diligence and Cannex board approvals.

Beacon Securities Limited is acting as exclusive financial advisor to Cannex in connection with the Transaction.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

About Jetty Extracts

Founded in 2013, Jetty Extracts is one of the true originals in the California Extracts market. Jetty began its operations in San Diego, California with a focus on craft and innovation while applying a strict adherence to compliance, fiscal responsibility, environmental concerns and community commitment (with a little time for some surfing in between). Today, Jetty’s 60-plusemployees work in San Diego and the company’s 12,000 sq ft Oakland, California headquarters and production facility, utilizing the latest technology to create its additive- and pesticide-freeoils including its whole-plantterpene Gold cartridges, Dablicator™ and other products. Jetty maintains a partnership with and 50% ownership in, award-winning toffee edible brand, MindTricks™ and operates The Shelter Project, a standalone non-profit that provides free cannabis to cancer patients www.jettyextracts.com.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The information in this news release pertaining to Jetty was provided by Jetty. Although Cannex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Cannex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the proposed acquisition of Jetty, the proposed interim financing of Jetty, the size of the cannabis market in California, Cannex’s expansion plans, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-lookingstatements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.